UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                        NOTIFICATION OF LATE FILING

                                          Commission File Number: 001-10857
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(Check One):
    [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

        For Period Ended:   December 30, 2000
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        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:
                                          --------------------

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         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
         COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

THE WARNACO GROUP, INC.
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Full Name of Registrant

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Former Name if Applicable

90 PARK AVENUE
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Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10016
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City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]   (a)      The reasons described in reasonable detail in Part III
               of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)      The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)      The accountant's statement or other exhibit required
               by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

        The Registrant's Form 10-K could not be timely filed because the financial information required for the preparation of the Form 10-K could not be completed prior to the due date. Please refer to the Registrant's Current Report on Form 8-K, dated March 30, 2001, for additional detail.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Stanley P. Silverstein                     (212) 370-8455
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        (Name)                         (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

        [X] Yes       [ ] No

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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

        [X] Yes              [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          THE WARNACO GROUP, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 30, 2001          By: /s/ Stanley P. Silverstein
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                                    Stanley P. Silverstein
                                    VICE PRESIDENT, GENERAL COUNSEL AND
                                    SECRETARY

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION
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         Intentional misstatements or omissions of fact constitute
              Federal Criminal Violations (See 18 U.S.C. 1001)
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                                 ATTACHMENT

PART IV - OTHER INFORMATION

        The Registrant anticipates a net loss of $194.8 million for the fourth quarter of 2000 and a net loss of $338.3 million for the full year 2000. This compares to a profit of $0.6 million for the fourth quarter of 1999 and a profit of $97.8 million for the full year 1999.

        The operating loss for the fourth quarter of 2000 and full year 2000 primarily reflects the impact of the weak retail economy on Warnaco's operations.